Exhibit 99.3

ALGOMA STEEL INC.

PROXY SOLICITED BY MANAGEMENT

The undersigned holder of Common Shares of ALGOMA STEEL INC. hereby appoints Benjamin Duster, or failing him, Denis Turcotte, or instead of either of the foregoing ______________________________________ as nominee to attend and to act for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, May 20, 2004 and any adjournment thereof and specifies that the shares registered in the name of the undersigned are to be:

VOTED	☐	WITHHELD FROM VOTING	☐	in the election of Directors

VOTED	☐	WITHHELD FROM VOTING	☐	in the appointment and the remuneration of the auditors

, 2004

Signature of Shareholder		Date

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than those persons designated above. A shareholder may do so by inserting the name of such other person in the blank space provided or by completing and depositing another form of proxy.

A proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof. If a proxy is not dated, it will be deemed to bear the date on which it was mailed by the Corporation.